

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period ______________________

or

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C. 181 SECTION

For the period January 1, 2002 to December 31,2002.

Commission file number _______________.

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Amersham Health Employee Savings Plan
101 Carnegie Center
Princeton, NJ 08540-9998

B. Name of the issuer of the securities held pursuant to the plan and address of its principal executive office:

Amersham plc
Amersham Place
Little Chalfont
Buckingham HP7 9NA
England

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto to duly authorized.

Amersham Health Employee Savings Plan



Signature

Date: 06/30/2003

Vito A. Pulito
Vice President